Mail Stop 4561

December 21, 2006

Jack B. Buchold
Chief Financial Officer
The Bank Holdings
9990 Double R Boulevard
Reno, Nevada 89521

   RE: **The Bank Holdings**
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Form 10-Q for the Fiscal Quarters Ended June 30, 2006 and September 30, 2006
      File No. 000-50645

Dear Mr. Buchold,

   We have reviewed the above referenced filings and have the following comment. We have limited our review to only the issue raised in our comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2006 and September 30, 2006

Consolidated Statements of Cash Flows, page 6

1. Please revise your Form 10-Q for the quarterly period ended June 30, 2006 and September 30, 2006 to present cash flows related to your trading securities in the operating section. Refer to paragraph 8 of SFAS 102.

   As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comment.

Sincerely,

Paul Cline
Senior Accountant